July 15, 2014

VIA EDGAR & HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attn: Gabriel Eckstein, Esq.

Re:	Cyber-Ark Software Ltd.
Registration Statement on Form F-1
Reg. No. 333-196991

Dear Mr. Eckstein:

On behalf of our client, Cyber-Ark Software Ltd. (the “Company”), we are submitting this letter to provide certain information supplementally to assist the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its review of the Company’s above-referenced registration statement on Form F-1 (the “Registration Statement”).

Attached as Exhibit A for review by the Staff is the disclosure that the Company proposes to include in the second amendment to its Registration Statement in order to provide investors with preliminary information regarding its estimated results of operations for the quarter ended June 30, 2014. The Company previously submitted a framework for such disclosure to the Staff on July 9, 2014.

The Company expects to file a second amendment to its Registration Statement with the Commission at 6:00 am ET on July 17, 2014 immediately prior to the launch of the Company’s roadshow on that day. We appreciate anything you can do to finalize the Staff’s review of the Company’s proposed disclosure so that it can meet this proposed timeline.

July 15, 2014

Please direct any questions or comments concerning this letter to Colin Diamond at (212) 819-8754 or Taryn Zucker at (212) 819-2670 of White & Case LLP.

Sincerely,

/s/ White & Case LLP

White & Case LLP

CJD

cc:	Joshua Siegel, Chief Financial Officer, Cyber-Ark Software Ltd.

July 15, 2014

Exhibit A

Recent Developments

Our consolidated financial statements for the three months ended June 30, 2014 are not yet available. Accordingly, the information presented below reflects our preliminary results subject to the completion of our financial closing procedures and any adjustments that may result from the completion of the quarterly review of our consolidated financial statements. As a result, these preliminary results may differ from the actual results that will be reflected in our consolidated financial statements for the quarter when they are completed and publicly disclosed. These preliminary results may change and those changes may be material.

Our expectations with respect to our unaudited results for the period discussed below are based upon management estimates and are the responsibility of management. Our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to these preliminary results and, accordingly, does not express an opinion or any other form of assurance about them.

Because we have not completed our closing processes, we are unable to estimate the amount of taxes on income and, accordingly, are unable to estimate our net income. We have provided below our income before taxes on income. Although we are not able to estimate the amount of taxes on income, we have not identified any unusual or unique events or trends with respect to that line item that occurred during the three months ended June 30, 2014 and that might materially affect our net income for that quarter. We believe that the following information about our income before taxes on income, even when unaccompanied by information regarding our net income, is still helpful to an investor’s understanding of our operating performance.

	Three months ended June 30,
	2013	2014
	(in thousands)
Consolidated Financial Information:
Revenues:
License	$9,717	$11,000 – 11,200
Maintenance and professional services	6,767	10,000 – 10,100

Total revenues	16,484	21,000 – 21,300
Gross profit	14,240	17,400 – 17,700
Operating income	2,877	2,850 – 3,150
Income before taxes on income(1)	2,835	1,750 – 2,000
Supplemental Financial Data:
Non-GAAP operating income(2)	$2,972	$3,050 – 3,350

July 15, 2014

Non-GAAP income before taxes on income(2)	3,082	2,940 – 3,260
Cash, cash equivalents and short-term bank deposits (as of period end)	52,567	76,407
Total deferred revenues (as of period end)	19,649	31,900 – 32,000

(1)	Includes share-based compensation expense financial expenses resulting from the revaluation of warrants to purchase preferred shares in the amounts set forth in footnote (2) below.
(2)	Non-GAAP operating income and non-GAAP income before taxes on income are non-GAAP financial measures. For a discussion of our presentation of non-GAAP financial measures, see footnote (6) to “Summary Consolidated Financial Data” beginning on page 10 of this prospectus. We encourage you to review our financial information in its entirety and not rely on a single financial measure. The following tables present a reconciliation of our operating income and income before taxes on income, the most directly comparable U.S. GAAP measures, to Non-GAAP operating income and Non-GAAP income before taxes on income.

Reconciliation of Operating Income to Non-GAAP Operating Income:
Operating income	$2,877	$2,850 – 3,150
Share-based compensation expense	95	180 – 200

Non-GAAP operating income	$2,972	$3,030 – 3,350
Reconciliation of Income Before Taxes on Income to Non-GAAP Income Before Taxes on Income:
Income before taxes on income	$2,835	$1,750 – 2,000
Share-based compensation expense	95	180 – 200
Warrant revaluation expense	152	1,010 – 1,060

Non-GAAP income before taxes on income	$3,082	$2,940 – 3,260

Revenues

We estimate total revenues will range from $21.0 million to $21.3 million for the three months ended June 30, 2014 compared to $16.5 million for the three months ended June 30, 2013. This increase was due to increased sales volume of our solution. We increased our number of customers from approximately 1,300 as of June 30, 2013 to approximately 1,550 as of June 30, 2014.

We estimate our license revenues will range from $11.0 million to $11.2 million for the three months ended June 30, 2014. In the three months ended June 30, 2014, approximately 45% of license revenues were generated from sales to customers from whom we had generated revenues before the six months ended June 30, 2014.

We estimate our maintenance and professional services revenues will range from $10.0 million to $10.1 million for the three months ended June 30, 2014.

July 15, 2014

Gross Profit

Gross profit increased by between $3.2 million and $3.5 million, or approximately 22% to 24%, from $14.2 million in the three months ended June 30, 2013 to between $17.4 million and $17.7 million in the same period in 2014. Gross margins decreased from 86.4% to approximately 83% during the same period. This decrease was due to the increase in costs associated with sales of licenses and maintenance and services.

Operating Income

Operating income fluctuated by between a decrease of $30,000 to an increase of $0.3 million, representing a decrease ranging from approximately 1% to an increase of approximately 9.5%, from $2.9 million in the three months ended June 30, 2013 to between $2.9 million and $3.2 million in the same period in 2014. Operating expenses increased during this period compared to the prior period mainly due to increased headcount and included approximately $200,000 of share-based compensation expense. Our global headcount grew from 294 as of June 30, 2013 to 387 as of June 30, 2014.

Income Before Taxes on Income

Income before taxes on income decreased by between $0.8 million and $1.0 million, or approximately 30% to 38%, from $2.8 million in three months ended June 30, 2013 to between $1.8 million and $2.0 million in the same period in 2014. The primary reason for the decrease was an increase of approximately $0.9 million in financial expenses increased during this period compared to the prior period related to the revaluation of warrants to purchase preferred shares.